December 19, 2024

Kenneth Brimmer
Chief Financial Officer
BT Brands, Inc.
405 Main Avenue West, Suite 2D
West Fargo, ND 58078

       Re: BT Brands, Inc.
           Registration Statement on Form S-3
           Filed on December 16, 2024
           File No. 333-283830
Dear Kenneth Brimmer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services